December 1, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



Ladies and Gentlemen:

We were previously principal accountants for Madison
Harbor Balanced Strategies, Inc. and, under the date of June 16, 2008, we reported on the consolidated financial statements of Madison Harbor Balanced
Strategies, Inc. as of March 31, 2008 and for the years ended March 31, 2008 and 2007. On November 26,
2008, we resigned. We have read Madison Harbor
Balanced Strategies, Inc.s statements included under
Item 77-K of its Form N-SAR dated December 1, 2008, and we agree with the statements contained in the first two paragraphs therein. We have no basis to agree or disagree with the statement of the registrant contained in the third paragraph therein.

Very truly yours,

/s/ KPMG LLP